Filed by: Terex Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: REV Group, Inc.

Commission File No. 1-37999

Date: November 12, 2025

The following presentation was made available by Terex Corporation to investors at the Baird Industrial Conference held on November 12, 2025.

1 + N o v e m ber 12 , 2025 B a i rd C on f erence

Cautionary Statement About Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about Terex's and REV Group's, or the combined company's plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as "will," "creates," "anticipate," "believe," "could," "confident," "continue," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "might," "objective," "plan," "possible," "potential," "predict," "project", "target," "trend" and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction, including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive agreement between Terex and REV Group; the possibility that the transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Terex and REV Group operate; any failure to promptly and effectively integrate the businesses of Terex and REV Group; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Terex's or REV Group's customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; Terex's issuance of additional shares of its capital stock in connection with the transaction; the risk that Terex's exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex's Aerials segment is not on favorable terms; and the diversion of management's attention and time to the transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV Group or Terex in connection with the transaction.

Additional important factors relating to Terex and REV Group that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex's and REV Group's respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the "SEC").

These factors are not necessarily all of the factors that could cause Terex's, REV Group's or the combined company's actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex's, REV Group's or the combined company's results.

All forward-looking statements attributable to Terex, REV Group, or the combined company, or persons acting on Terex's or REV Group's behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV Group do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV Group updates one or more forward-looking statements, no inference should be drawn that Terex or REV Group will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV Group and factors that could affect the forward-looking statements contained herein can be found in Terex's and REV Group's respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

TEREX. REV Vehicles for life

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Additional Information

Important Information and Where to Find It

In connection with the proposed transaction, Terex will file with the SEC a Registration Statement on Form S-4 to register the shares of Terex common stock to be issued in connection with the transaction. The Registration Statement will include a joint proxy statement of Terex and REV Group that also constitutes a prospectus of Terex. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Terex and REV Group.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV GROUP, THE COMBINED COMPANY, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV Group through the website maintained by the SEC at http://www.sec.gov, from Terex at its website, www.Terex.com, or from REV Group at its website, www.revgroup.com (information included on or accessible through either of Terex's or REV Group's website is not incorporated by reference into this communication).

Reference to year is to fiscal year unless otherwise stated. Terex's fiscal year end is December 31 and REV Group's fiscal year end is October 31. References to the merged company's fiscal year on a pro forma basis reflect these different fiscal years.

Participants in the Solicitation

Terex, REV Group, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV Group and other persons who may be deemed to be participants in the solicitation of proxies in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled "Executive Compensation Program", "Executive Compensation Practices", "Executive Compensation Components", "Director Compensation", "Executive Compensation Tables", and "Security Ownership of Certain Beneficial Owners and Management" included in Terex's definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex's directors and executive officers; and in other documents subsequently filed by Terex with the SEC. Information about the directors and executive officers of REV Group and their ownership of REV Group common stock is set forth in the sections entitled "Director Compensation", "Security Ownership of Certain Beneficial Owners and Management", and "Executive Compensation Tables" included in the definitive proxy statement for REV Group's 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV Group's directors and executive officers; and in other documents subsequently filed by REV Group with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading "Important Information and Where to Find It."

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TEREX. REV Vehicles for life

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Terex and REV to Merge — A Transformative New Chapter

TEREX + REV Vehicles for life

Strong portfolio of diversified specialty equipment with leading brands

Bolsters combined long-term growth outlook

Resilient, low cyclical, growing end markets

Differentiated products and channels

$75M of readily achievable synergies

Extensive U.S. manufacturing footprint

Low capital intensity and attractive leverage position

A win-win combination for all stakeholders




ENGINE 11



TEREX REV Vehicles for life | 4

Terex's Purposeful Strategic Transformation to Create a More Resilient Company

Focusing on core businesses that reduce cyclicality and deliver consistent growth, stronger margins and predictable returns

	Terex Prior to Strategic Actions (2024A)[1]	Terex (excl. Aerials) + REV[2]
Revenue	$4.9B	$5.8B
Adj. EBITDA	$590M	$815M
% Margin	12%	14%[3]
Terex Cyclicality		

Further Potential for Long-Term Margin Accretion

>15%

Terex + REV 2027 Adj. EBITDA Margin[4]

Actions Undertaken

July 2024
Announced $2B acquisition of ESG, a market leading, strong growth, resilient top-line performer through the cycle with robust margins
(completed Oct. 2024)

September 2025
Announced exit of Tower and Rough Terrain Cranes, continuing plan to transition from low-margin, capital intensive businesses
(completed Nov. 2025)

October 2025
Announced merger with REV Group, a non-cyclical, high-growth and highly complementary business

Announced review of strategic alternatives for Aerials segment to maximize shareholder value

Completion of merger with REV Group not conditional on outcome of the strategic review

TEREX. REV Vehicles for life

1. Reported FY'24, excluding ESG. 2. REV Group Adj. EBITDA presented net of estimated share-based compensation expense of ~ $12.5M
3. Includes $75mm of run-rate synergies.
4. Reflects 2025 figures for Terex excluding Aerials, and 2027 target for REV Group. Includes $75M of run-rate synergies.

5

REV's Performance and Momentum Support Robust Growth Outlook

REV Group performance and outlook



Adj. EBITDA ($MM)[1]
$145
$225
$310
FY'24[5]
FY'25 Guidance[2]
FY'27 Target[3]

Current record backlog of $4.2B, which supports

2 – 2.5 years

of specialty vehicle sales

Tracking ahead of FY'27 targets[3]

Sales CAGR[4]

6% – 8%

(2024 – 2027)

Adj. EBITDA margin

10% – 12%

(2027)

Adj. EBITDA CAGR[5]

29%

(2024 – 2027)

2028 and Beyond

Growth and industry-leading Adj. EBITDA margin profile supported by normalized backlog of

1 – 1.5 years

for specialty vehicles sales

30 – 50 bps

annual margin expansion

Source: Company website, presentations, filings and management targets

Note: Fiscal year ends 10/31. 1. REV Group Adj. EBITDA figures excludes stock-based compensation, consistent with how REV Group reports. 2. Midpoint of Adj. EBITDA guidance of $220-230M provided during REV's third quarter analyst call on 9/3/25. 3. Provided during REV's investor presentation on 12/11/24 4. Compound annual growth rate (CAGR) is based on $2.22 billion pro forma fiscal 2024 net sales reflecting the divestiture of Collins and ENC in fiscal 2024 that generated $163.6 million of net sales in fiscal 2024. Assumes mid-cycle RV. 5. CAGR based on $145.2M pro forma Adj. EBITDA for fiscal 2024, reflecting the divestiture of Collins and ENC (which represented $17.6M of Adj. EBITDA in fiscal 2024) and $310M Adj. EBITDA target in fiscal 2027.

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Pro Forma Terex End Markets Growing at Mid to High Single Digits

% of '25E revenue[1]

Emergency Vehicles

~30%

6-10%[2] Growth

- ✓ Backed by municipal tax receipts and federal stimulus (2000-2024 CAGR 4.4%[3])
- ✓ Large installed base with consistent and mandated replacement cycle
- ✓ Urban sprawl and population growth tailwinds
- ✓ Technology upgrades

Waste & Recycling

~30%

5%[4] Growth

- ✓ Essential service with strong performance through cycles
- ✓ Contracts anchored by multi-year forecasts and long-term commitments
- ✓ Increased focus on upgrades to drive safety, productivity and efficiency

Utilities

~10%

8-15%[5] Growth

- ✓ Underpinned by secular tailwinds
- ✓ Increased power consumption supports AI and data centers infrastructure buildout
- ✓ Renewed focus on grid resiliency
- ✓ Replacing aging infrastructure

Infrastructure

~20%

5%[6] Growth

- ✓ Sustained and growing public sector investment
- ✓ Significant funding available
- ✓ $9.1T anticipated U.S. infrastructure investment required by 2033[7]

U.S. municipalities spend ~$200B / year on capital equipment.[8]

Additional growth in aftermarket and digital

Note: End market breakdown may not sum to 100% due to exclusion of "Other" which includes Industrial and Commercial / Leisure end markets.
1. Represents share of Terex and REV Group combined 2025E sales, excluding Terex's Aerials business. 2. Sep 2025 Kaisser Research and Analysis Report for Speciality Vehicles. 3. U.S. Bureau of Economic Analysis, Personal Current Tax Receipts: State and Local Government: Property Taxes 4. ESG long-term growth from July 2024 investor presentation. 5. Aug 2025 North American Electric Transmission Market Forecast Report. 6. 23A – 27E CAGR for infrastructure starts per Dodge Analytics as of September 2025. 7. American Society of Engineers. 8. www.census.gov, fred.stlouisfed.org, www.usgovernmentspending.com

TEREX REV Vehicles for life
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Establishing a Stable and Profitable Specialty Vehicle Portfolio Well-Positioned for Accelerated Growth and Value Creation

Unites leading market positions across segments

Environmental Solutions

RevAMP™ Electric ASL



Front/Rear Load Compactors



Digger Derricks



Bucket Trucks



Front Loader with Curotto-Can®



Self-contained Compactors



Materials Processing



Aggregates



Environmental



Concrete



Material Handling

REV Group[1]



Pumper / Tanker



Ambulance



Aerial



Cab and Chassis

3RD EYE

SOFT-PAK

Digital Solutions

	2025E[2]			
	Sales Growth	Adj. EBITDA Margin	Adj. EBITDA Margin Growth	Revenue Contribution
Environmental Solutions	13%	19%	200 bps	~$1.7B
Materials Processing	(9)%	13%	– 50 bps	~$1.7B
REV Group	9%	9%	280 bps	~$2.4B
Pro Forma	3%	14%[1]	280 bps	

TEREX. REV Vehicles for life

1. REV Group figures are net of stock-based compensation to be like-for-like with Terex. Figures for 2024 are pro forma adjusted for Terex's acquisition of ESG and REV Group's divestiture of Collins and ENC. Fiscal 2025 figures are midpoint of management guidance. 14% is inclusive of $75M of run-rate synergies. 2. Sales Growth and Adj. EBITDA Margin growth based on fiscal 2025 vs. fiscal 2024.

8

Accelerate REV Operational Transformation to Lean High-Flow Manufacturing

Manufacturing Synergy Example

Leverage Terex's strength and proven results on Digital Manufacturing Execution Systems (MES) and Advanced Supply Planning to achieve higher throughput while improving overall plant efficiency



TEREX Connected Operations

Training	Quality	Output	Efficiency
• Work instructions and training videos directly at the cell • Individual team member training status at the cell	• Real-time data with closed-loop system for resolution • Ensures defects are captured early w/ CI to eliminate future issues	• Live status tracking vs target pitch by workstream • Visual management aid on resource flexing and balance	• Enables faster adjustments and decision-making • Automates manual paper-based work to speed up operations
~**1,100** New Hires ~**650** Job Instructions ~**250** Training Videos	End-of-Line Defects per unit reduced by **80%**	Daily trucks / day produced increased by **45%**	Overall plant efficiency improved by **13%**

Terex Connected Operations **Demonstrated Results** at ESG

REV — TEREX

CELL–BASED MANUFACTURING → FLOW–BASED MANUFACTURING

Lean flow design ◆ **Design Commonization** ◆ **Digital MES & Analytics** ◆ **Integrated Planning (SIOP)** ◆ **Automation & Robotics** ◆ **Cont. Improvement**

TEREX REV Vehicles for life

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$75M in Clearly Identified and Executable Synergies

Complementary cultures and systems enhance business performance and drive value creation

Corporate Overhead	Procurement	Operations
~50%	~25%	~20%





Significant Value Creation

$75M Run-Rate Synergies[1,2]

~50% achieved 12 months after closing

Fully-realized in 2028

Low integration risk: REV businesses to be standalone segment with existing leadership



- Acquired in 2024
- Operated as new division which limited integration risk
- On track to over-deliver against synergy target

PATRICK CARROLL
Environmental Solutions
29 years of industry experience



- Strong command of Terex Operating System
- Led five acquisitions while leading Materials Processing
- Strong track record of delivering synergies

KIERAN HEGARTY
Materials Processing
34 years of industry experience



- Will continue to lead Specialty Vehicle as new standalone Terex segment
- Significant integration experience; led Spartan combination for REV Group
- Track record of delivering synergies in transformative M&A

MIKE VIRNIG
Specialty Vehicles
35 years of industry experience

TEREX. REV Vehicles for life

Source: Management estimates. 1. Cash costs to achieve are one-time and expected to be ~1x run-rate synergies. 2. 95% of the $75M in run-rate synergies are cost synergies.

10

Terex and REV Accelerates Shareholder Value Creation

Strategic Growth Priorities

- Expand portfolio
- Accelerate profitable growth
- New products, multiple channels
- Resilient end markets
- Low capital intensity

Terex + REV – Aerials

- Strong portfolio of businesses with leading brands
- Unlocks $75M of run-rate synergies
- Enhanced exposure to highly-attractive end markets
- Complementary operating systems and cultures
- Significant shareholder value creation

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12 12 App e n d ix 12

Transaction Summary

Transaction Structure	• Strategic merger of Terex Corporation ("Terex") and REV Group ("REV") in a stock and cash transaction • Combined equity value of ~$7B and enterprise value of ~$9B at announcement[1] • Announces plan to exit Terex Aerials segment, including potential sale or spin-off
Shareholder Consideration	• Terex shareholders to own 58% and REV shareholders to own 42% of the combined company, on a fully-diluted basis[2] • REV shareholders to receive 0.9809 Terex shares and $8.71 of cash consideration per REV share owned (represents total cash consideration of $425M) • The combined company will continue to trade on the NYSE under the ticker 'TEX'
Leadership & Governance	• Simon Meester to serve as CEO of the combined company • 12-member Board will comprise 7 directors from Terex and 5 directors from REV
Pro Forma Impact	• $75M of run-rate synergies in 2028 with ~50% achieved 12 months after closing • Expected net leverage ratio at close of ~2.5x net debt to Pro Forma Adj. EBITDA, after synergies[3] • ~$1B[4] of liquidity expected at close, with strong asset base and favorable credit statistics
Approvals & Closing	• Transaction unanimously approved by Boards of Directors of both companies • Expected close in H1 2026, subject to satisfaction of customary closing conditions, including regulatory approvals and Terex and REV shareholder approval

Source: FactSet; market data as of 10/28/2025. 1. Equity value calculated as estimated pro forma shares outstanding multiplied by Terex share price. Enterprise value calculated as pro forma equity value plus last reported net debt figures. 2. Calculated based on 67.3M Terex fully diluted shares outstanding and 49.7M REV fully diluted shares outstanding. 3. Figure represents expected net debt balance and Adj. EBITDA at FY 2025E for Pro Forma company including Aerials and $75M of run-rate synergies. 4. Reflects estimated cash on balance sheet at 12/31/2025, after cash consideration and fees, and revolver capacity.

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Compelling Financial Profile of the Combined Company

	TEREX	REV	TEREX + REV	Aerials	TEREX + REV (ex. Aerials)
2025E Sales ($B)	$5.4	$2.4	$7.8	($2.0)[1]	$5.8
2025E Adj. EBITDA ($B)[2]	$0.6	$0.2	$0.9 Excludes synergies	($0.1)	$0.8
2025E Adj. EBITDA Margin (%)[2]	12%	9%	11%[3]	6%[1]	14%

Includes $75M of run-rate synergies

Source: Management estimates and company filings. Note: Financials are presented on a fiscal year-end (FYE) basis. 1. LTM 3Q 2025 figures; includes corporate costs based on Aerials contribution to total sales. 2. Reflects estimated FY 2025E Adj. EBITDA for each company; REV Adj. EBITDA presented net of estimated share-based compensation expense of ~$12.5M. 3. Midpoint of the consolidated 10-12% Adj. EBITDA margin target per Rev Group's December 11, 2024, Investor Presentation.

TEREX. REV Vehicles for life

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